1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 4, 2021

VIA EDGAR

Samantha Brutlag

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comments on the Preliminary Proxy Statement on Schedule 14A (File No. 811-09729)

(the “Proxy Statement”) of iShares Trust (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2020, with respect to its series iShares Morningstar Large-Cap Growth ETF (the “Fund”)

Dear Ms. Brutlag:

This letter responds to the comments that you provided telephonically to Benjamin Haskin of Willkie Farr & Gallagher LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Staff”) on December 29, 2020 regarding the Proxy Statement. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response, which is applicable to the Fund. Capitalized terms have the meanings assigned in the Proxy Statement unless otherwise defined in this letter.

Comment 1: Please include a cover letter containing contact information with future Proxy Statement filings.

Response: The Trust confirms that it will include a cover letter containing contact information in future Proxy Statement filings.

Comment 2: Please use bold font for the following phrase located on page i, “If this proposal is approved, the Fund, as a non-diversified fund, may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.”

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

Securities and Exchange Commission

January 4, 2021

Response: The Trust confirms that the phrase located on page i will be in bold font in the definitive Proxy Statement.

Comment 3: Please use bold font for the following phrase located on page 5, “Shareholders should note that if the change in the Fund’s diversification status from diversified to non-diversified is approved, the Fund may be subject to additional investment risks. This is because, as a non-diversified fund, the Fund would be permitted to invest a greater percentage of its assets in one or more issuers or in fewer issuers than diversified funds. Thus, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments. Accordingly, if Proposal 1 is approved by the shareholders of the Fund, the Fund could be subject to greater risk than it currently is subject to as a diversified fund.”

Response: The Trust confirms that the last two sentences of the phrase located on page 5 will be in bold font in the definitive Proxy Statement.

Comment 4: Please provide shareholders with sixty (60) days advance notice of the change to the Fund’s name and investment objective described near the bottom of page 5.

Response: The Trust has provided sixty (60) days advance notice to shareholders of the change to the Fund’s name and investment objective in a supplement filed with the Commission on December 15, 2020 (Accession Number: 0001193125-20-317478). As noted in the supplement, the change to the Fund’s name and investment objective will take place no earlier than March 19, 2021. The supplement describes the change to the Fund’s name and investment objective in detail.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

George Rafal, BlackRock, Inc.

Michael Gung, BlackRock, Inc.

Luis Mora, BlackRock, Inc.

Alexis Hassell, Willkie Farr & Gallagher LLP